CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

PROLUNG, INC.

The undersigned officer of ProLung, Inc., formerly known as ProLung, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: That stockholders of the Company representing a majority of the voting power of the Company’s outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), provided and executed a written consent in lieu of a meeting to grant the Board of Directors of the Company discretionary authority to, at any time on or before March 31, 2018, effect a reverse stock split of the issued and outstanding shares of Common Stock with such split to combine a whole number of outstanding shares of Common Stock, in a range of not less than two (2) shares and not more than twenty (20) shares, into one share of Common Stock.

SECOND: That by unanimous written consent of the Board of Directors of the Company on October 10, 2017, the Board of Directors adopted the following resolutions setting forth an amendment to the Certificate of Incorporation of the Company, having declared said amendment to be advisable, in order to effect a reverse stock split of the Common Stock on the terms set forth therein:

RESOLVED, that the Certificate of Incorporation of the Company be amended by adding the following paragraph immediately following the first sentence of Article Fourth:

As of 4:00 p.m. New York time on October 25, 2017 (the “Effective Time”), each eight (8) (the “Reverse Split Factor”) shares of Common Stock issued and outstanding at such time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $.001 per share. No fractional shares will be issued in connection with the Reverse Stock Split. Any fractional share that remains (determined in good faith by the transfer agent) after all shares held of record by a holder of the Common Stock have been combined consistent with the Reverse Split Factor shall be rounded up to a whole share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined pursuant to the Reverse Stock Split, subject to the elimination of fractional interests as described above.

FURTHER RESOLVED, that the Board of Directors of the Company hereby retains the right to abandon the Reverse Stock Split effected by the prior paragraph, and to withdrawal this Certificate of Amendment, at any time prior to the Effective Time without further action by the stockholders;

THIRD: That, pursuant to the grant of discretionary authority from the stockholders provided by signed, written consent by the minimum number of votes necessary to authorize such action, said amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

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IN WITNESS WHEREOF, the Company has cause this Certificate of Amendment to the Certificate of Incorporation to be signed this 10th day of October, 2017.

By:	/s/ Mark V. Anderson
(Authorized Officer)
Title:	Chief Financial Officer
Name:	Mark V. Anderson, CPA
(Print or Type)